NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES BOSTON HOUSTON DALLAS FORT WORTH AUSTIN	FIRM and AFFILIATE OFFICES ANDY TUCKER PARTNER DIRECT DIAL: +1 202 776 5248 PERSONAL FAX: +1 202 330 5313 E-MAIL: ATucker@duanemorris.com www.duanemorris.com	HANOI HO CHI MINH CITY SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NORTH JERSEY LAS VEGAS SOUTH JERSEY SYDNEY MYANMAR ALLIANCES IN MEXICO

November 26, 2025

Confidential

Ms. Tara Harkins

Mr. Kevin Vaughn

Mr. Tyler Howes

Mr. Chris Edwards

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Veraxa Biotech Holding AG

Registration Statement on Form F-4

Amendment No. 2 to Registration Statement on Form F-4

Filed September 29, 2025

File No. 333-289108

Ladies and Gentleman:

On behalf of our client, Veraxa Biotech Holding AG, a company limited by shares organized under the Laws of Switzerland (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 20, 2025 (the “Comment Letter”) on the Company’s Amendment No. 2 to the Registration Statement on Form F-4 filed on September 29, 2025 (the “Registration Statement”) relating to the proposed business combination involving the Company and Voyager Acquisition Corp., a Cayman Islands exempted company (the “SPAC”).

Duane Morris LLP
901 New York Avenue NW, Suite 700 East Washington, D.C. 20001-479	Phone: +1 202 776 7800 Fax: +1 202 776 7801

November 26, 2025 Page 2

Concurrently with the submission of this letter, the Company is filing amendment No. 3 to its registration statement on Form F-4 (the “Amended Registration Statement”) and certain exhibits via EDGAR with the Commission.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Amendment 2 to Form F-4 filed on September 29, 2025

Our Dual-Targeting/AND-Gate Concept, page 231

1.	We note your response to prior comment 24 and reissue in part. Please revise the graphic appearing on page 231 to remove the arrows implying that your product candidates will be safer and more effective than approved therapies.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 236 of the Registration Statement in response to the Staff’s comment.

Our Pipeline, page 268

2.	Please revise your pipeline table to condense the preclinical phases to no more than two columns. In addition, the progress arrow for VX-A901 indicates that Phase II in underway. However, disclosure elsewhere in the prospectus states that further evaluation in a Phase II study is planned, suggesting that Phase II has not yet commenced. Please revise the table as necessary so that the progress arrows accurately depict the current state of development for each product candidate. Please also revise to clarify if there is an active IND for this trial.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 272 of the Registration Statement in response to the Staff’s comment.

3.	We note your response to prior comment 32 and reissue. Please further revise your statement claiming that your DAR 4 anti-HER2 ADC showed "efficacy" comparable to Enhertu, as it improperly implies this candidate will be successful in clinical trials. We would not object to disclosure presenting the objective data observed in the study without making conclusions as to the efficacy of your product candidate.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 274 of the Registration Statement in response to the Staff’s comment.

November 26, 2025 Page 3

Partnerships and Collaborations, page 277

4.	We note in your response that you will file the Hemibody license agreement with Cherry Biolabs GmbH in a subsequent amendment. Please also revise this section to include a description of the Hemibody license agreement and ensure that you disclose the rights and obligations of both parties, any term and termination provisions, aggregate amounts paid or due under these agreements and any amounts paid to date.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 281-282 of the Registration Statement in response to the Staff’s comment.

Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 305

5.	We note your response to comment 36. Please revise your filing to disclose if you track any of your research and development costs by product candidate. To the extent you track any your research and development costs by product candidate, revise to also provide a breakdown of the tracked amounts for each period presented. To the extent you do not track any of your research and development costs by product candidate, disclose that fact and explain why not. To the extent you begin tracking your costs by product candidate in future periods, confirm you will provide a breakdown at that point.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 310 of the Registration Statement in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Andy M. Tucker of Duane Morris LLP at (202) 776-5248 or ATucker@duanemorris.com.

Sincerely,

/s/ Christoph Antz
Christoph Antz

cc:

Andrew Tucker, Esq.

Michael J. Blankenship, Esq.